Exhibit (a)(5)(vii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

PATRICIA HEINMULLER, Trustee,

Plaintiff,

v.

NEWPORT NEWS SHIPBUILDING, INC., LEON A.                                     Civil Action No. 18871-NC

EDNEY, JOSEPH J. SISCO, WILLIAM P. FRICKS,                                     CLASS ACTION COMPLAINT
WILLIAM R. HARVEY, STEPHEN R. WILSON,
GERALD L. BALILES, CHARLES A. BOWSHER,
and SHIRLEY ANN JACKSON,

Defendants.

      Plaintiff, by her attorneys, alleges upon information and belief except with respect to her ownership of Newport News Shipbuilding, Inc. (“NNS” or the “Company”) common stock, which is alleged upon personal knowledge, as follows:

PARTIES

      1.  Plaintiff is the owner of stock of defendant NNS.

      2.  Newport News Shipbuilding, Inc. is a Delaware corporation with its principal executive offices at 4101 Washington Avenue, Newport News, Virginia 23607-2770. As of March 30, 2001, 35,396,356 shares of common stock of NNS were outstanding.

      3.  Defendant Leon A. Edney is a Director of NNS.

      4.  Defendant Joseph J. Sisco is a Director of NNS.

      5.  Defendant William P. Fricks is Chairman, Chief Executive Officer and a Director of NNS.

      6.  Defendant William R. Harvey is a Director of NNS.

      7.  Defendant Stephen R. Wilson is a Director of NNS.

      8.  Defendant Gerald L. Baliles is a Director of NNS. Baliles is a partner in the law firm of Hunton & Williams, which provided legal services to NNS in the last fiscal year.

      9.  Defendant Charles A. Bowsher is a Director of NNS.

      10.  Defendant Shirley Ann Jackson is a Director of NNS.

      11.  The foregoing individuals (collectively the “Individual Defendants”), directors of NSS, owe NNS public shareholders fiduciary duties.

CLASS ACTION ALLEGATIONS

      12.  Plaintiff brings this action on her own behalf and as a class action on behalf of the public shareholders of defendant NNS (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

      13.  This action is properly maintainable as a class action for the following reasons:

(a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of March 30, 2001, there were over 35 million shares of defendant NNS common stock outstanding held by thousands shareholders of record scattered throughout the United States.

(b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, among other things, the following:

I. Whether one or more of the defendants has agreed to sell NNS to GDC pursuant to a transaction that enriches NNS management at the expense of the NNS public stockholders and without an appropriate process to maximize the sale price of NNS;

II. Whether the Defendants have breached their fiduciary duties owed to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein, and

III. Whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein.

      14.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      15.  Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

      16.  For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

SUBSTANTIVE ALLEGATIONS

      17.  NNS entered into an Agreement in Plan of Merger, dated as of April 24, 2001, among General Dynamics Corporation, Grail Acquisition Corporation and NNS (“GDC Merger Agreement”), providing for the sale of NNS to GDC for $67.50 cash per NNS share. The sale is structured as a first step tender offer (“Tender Offer”), conditioned on, among other things, a tender of majority of the outstanding shares, followed by a second-step merger (“Merger”).

      18.  It was reported that the Board of Directors of NNS unanimously approved the GDC Merger Agreement, the Tender Offer and Merger, unanimously determined that the Tender Offer, Merger and the transactions contemplated by the GDC Merger Agreement are fair to and in the best interest of NNS and the stockholders of NNS, and unanimously recommended that the stockholders of NNS accept the Tender Offer.

      19.  Pursuant to the GDC Merger Agreement, the Board of Directors of NNS has taken action to provide that each option to purchase common stock of NNS, held by any director, officer or employee, granted under any stock plan of NNS or any of its subsidiaries that is outstanding and unexercised immediately prior to the acceptance for payment of shares pursuant to the Tender Offer, whether vested or unvested, may be surrendered immediately prior to the acceptance for payment pursuant to the Tender Offer, for a payment in cash from NNS in an amount equal to the excess, if any, of $67.50 over the exercise price per share of stock subject to the stock option.

      20.  Pursuant to the Merger Agreement, the NNS Board has taken action to provide that each right of any kind held by any director, officer or employee, whether vested or unvested, contingent or accrued, to acquire or receive shares or to receive benefits measured by the value of a number of shares (including restricted stock and performance shares), other than stock options, that are outstanding immediately prior to the acceptance of shares for payment pursuant to the Tender Offer, will fully vest (at the maximum level of possible payout, if applicable), and may be surrendered for a payment in cash from NNS in an amount equal to $67.50 per share subject to the stock-based award.

      21.  As of May 4, 2001, the number of shares subject to vested stock options held by Fricks, Thomas C. Schievelbein, Alfred Little, Jr., Stephen B. Clarkson, Charles S. Ream, all other executive officers of NNS as a group, and all directors of NNS (including Fricks) as a group are 324,321, 145,934, 45,564, 69,427, zero, 189,193 and 343,649 respectively.

      22.  As of May 4, 2001, the aggregate number of shares subject to unvested stock options held by Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of NNS as a group, and all directors of NNS (including Fricks) as a group, the vesting of which will accelerate as a result of the consummation of the Tender Offer, are 118,981, 54,464, 25,746, 25,746, 13,675, 107,330 and 147,654, respectively. The amounts payable in respect of such unvested stock options, based on a price of $67.50 per share net as a result of the Tender Offer and the Merger, to Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of NNS as a group, and all directors of NNS (including Fricks) as a group are $3,675,539, $1,707,158, $807,801, $807,801, $212,817, $3,358,472 and $4,461,849, respectively.

      23.  As of May 4, 2001, Fricks and Clarkson held 75,507 and 22,545 performance shares, respectively, that are earned and would be immediately payable upon retirement without regard to the Tender Offer or the Merger.

      24.  As of May 4, 2001, the aggregate number of shares of restricted stock and unvested performance shares (excluding the earned performance shares that are payable upon retirement to Fricks and Clarkson) held by Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of NNS as a group, and all directors of NNS (including Fricks) as a group, the vesting of which will accelerate as a result of the consummation of the Tender Offer, are 109,750, 94,105, 46,565, 24,020, 15,540, 164,121 and 121,644, respectively. The amounts payable in respect of the shares of restricted stock and unvested performance shares (excluding the earned performance shares that are payable upon retirement to Fricks and Clarkson) as a result of the Tender Offer and the Merger, based on a price of $67.50 per share, to Fricks, Schievelbein, Little, Clarkson, Ram [sic], all other executive officers of NNS as a group, and all directors of NNS (including Fricks) as a group are $7,408,125, $6,352,088, $3,143,138, $1,621,350, $1,048,950, $12,519,970 and $8,210,970, respectively.

      25.  In connection with the Tender Offer and the Merger, NNS has amended its deferred compensation plan and deferred compensation plan for nonemployee directors to provide that the account balances for all participants will be valued and paid out immediately following the consummation of the Tender Offer (valuing shares for such purpose as if the per share price was $67.50). As of May 4, 2001, the approximate value of the deferred compensation that is unvested and would become vested and payable, plus the approximate increase in value of any vested deferred compensation notionally invested in shares (based on the excess of $67.50 over the closing price per share on April 24, 2001), immediately following the consummation of the Tender Offer to Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of NNS as a group, and all directors of NNS (including Fricks) as a group are $7,369,998, $3,914,276, $1,138,178, $1,385,773, $23,721, $4,284,004 and $7,748,675, respectively.

      26.  In connection with the Tender Offer and the Merger, NNS has amended its annual incentive plan to provide that immediately following the consummation of the Tender Offer, Fricks, Schievelbein, Little, Clarkson and Ream will each be paid full-year (not pro rated) annual bonuses assuming performance was achieved at the maximum level (the amounts that would become payable immediately following the consummation of the Tender Offer to Fricks, Schievelbein, Little, Clarkson and Ream are $1,430,000, $652,500, $275,000, $261,000 and $372,000, respectively).

      27.  In connection with the Tender Offer and the Merger, NNS has amended its change in control severance benefit plan for key executives to require that the obligations accrued under the change in control severance plan be funded in a rabbi trust. If, immediately following the completion of the Merger, the employment of each executive officer were involuntarily terminated (including as a result of a termination without cause or due to constructive termination under the change in control severance plan), the estimated amounts of cash payments (including severance payments and any additional change in control benefits under the retirement benefit restoration plan and supplement executive retirement plan) that could become payable to Fricks, Schievelbein, Little, Clarkson, Ream and all other executive officers of NNS as a group as a result of the Tender Offer and the Merger are $6,193,487, $3,986,966, $3,585,600, $2,502,902, $1,488,000 and $5,086,069, respectively, exclusive of any payments that may be required to be made in respect of any excise tax.

      28.  In addition to the benefits for NNS management described above, the GDC Merger Agreement restricts the ability of the NNS Board to solicit alternative offers or otherwise to conduct an appropriate process to investigate and obtain maximum value for the NNS shareholders on a sale of NNS, and provides a $50 million termination fee if a superior transaction is obtained.

      29.  On May 9, 2001, it was reported that Northrop Grumman Corp. made an unsolicited bid to buy NNS. The bid was reportedly delivered to NNS on May 8, 2001, offering to pay $67.50 per share in cash and stock, composed of 75% equity and 25% cash, on a fully financed basis.

      30.  Reportedly, Northrop’s treasurer, Albert Myers, stated that the acquisition of NNS had been on Northrop’s radar screen “for a long time,” and that shortly after NNS closed its buyout of Litton Industries, Inc. in April 2001, “we made certain that Newport News knew that we should talk.”

      31.  GDC filed and disseminated its Schedule 14D-1 and Offer to Purchase, dated May 4, 2001.

      32.  NNS filed and disseminated the Schedule 14D-9 and Information Statement pursuant to Section 14(f) and Rule 14f-1, dated May 4, 2001.

      33.  Neither the Schedule 14D-1 nor the Schedule 14D-9 identifies any communication with Northrop regarding an overture or a proposal to acquire NNS by Northrop.

      34.  Without an appropriate unimpeded process to obtain maximum value to NNS shareholders, the proposed GDC Transaction is wrongful, unfair and harmful to NNS’s public stockholders in that it constitutes a sale of NNS without an appropriate process to obtain the best price reasonably available to he[sic] shareholders of NNS. Defendants have provided substantial benefits for GDC management under the GDC Merger Agreement, and have agreed to provisions that will impede a sale of NNS for maximum consideration including restrictions of the ability to solicit and negotiate bids and the $50 million termination fee, at the expense of the public shareholders and apparently with evidence that Northrop might also bid for NNS.

      35.  Neither the Schedule 14D-1 and Offer to Purchase nor the Schedule 14D-0 includes valuation information generated by NNS’s or GDC’s financial advisors and on which defendants base their approval and recommendations, and defendants apparently intend not to provide any such information to NNS shareholders even in connection with the second-step Merger where NNS stockholders will have appraisal rights. The Schedule 14D-1 and Offer to Purchase states that SEC Rule 13e-3 which relates to certain financial information required to be provided to shareholders in connection with going private transactions “should not be applicable if the Merger is consummated within one year” after the Tender Offer and that the purchase of shares under the Tender Offer “may result in . . . [NNS] being able to terminate its Exchange Act registration prior to the Merger . . . [and that] [i]f such registration were terminated, Rule 13e-3 would be inapplicable to the Merger.” Action to terminate the registration of NNS or otherwise purposefully to avoid disclosure of such financial information in connection with the Merger and the decisions of NNS shareholders whether to seek appraisal is a breach of the fiduciary duties of the NNS directors and any person controlling such directors, and does not meet the entire fairness standard.

      36.  The proposed GDC Transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of NNS while usurping the same for the benefit of certain defendants and insiders.

      37.  In contemplating, planning and/or effecting the foregoing acts and in pursuing and structuring the GDC Transaction, defendants breached, and are breaching, their fiduciary duties to plaintiff and the Class.

      38.  Because the Defendants control the business and corporate affairs of NNS and because they are in possession of private corporate information concerning NNS businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of NNS.

      39.  As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged.

      40.  Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class. Plaintiff has no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

(a) Declaring that this action may be maintained as a class action;

(b) Declaring that the proposed GDC Transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

(c) Enjoining preliminarily and permanently the defendants from taking any steps to accomplish or implement the proposed GDC Transaction without an adequate process to obtain the best price available on the sale of NNS and safeguards for the interests of the Class, including truly independent representation to act on behalf of the public shareholders and all available material information regarding the value of NNS and the fairness of the GDC Transaction or any alternatives;

(d) Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

(e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys, accountants’, and experts’ fees; and

(f) Granting such other and further relief as may be just and proper.

Dated:  May 9, 2001

CHIMICLES & TIKELLIS LLP

/s/ Robert J. Kriner, Jr.

Pamela S. Tikellis
Robert J. Kriner, Jr.
One Rodney Square
Wilmington, Delaware 19899
(302) 656-2500

Attorneys for Plaintiff

Of Counsel:

Wolf, Haldenstein, Adler, Freeman & Herz, LLP
270 Madison Avenue
New York, NY 10015
(212) 545-4600

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